File Number: 00645-0105

Web site: www.langmichener.com

Direct Line: (604) 691-7415
Direct Fax Line: (604) 893-2386
E-Mail: smathiesen@lmls.com

August 25, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	Roger Schwall
S. Buskirk
A. Sifford
C. Moncada-Terry

Dear Sirs/Mesdames:

Continental Minerals Corporation Resources Corporation
Registration Statement on Form F-4 (“F-4”)
Filed June 30, 2006
File No. 333-135566

We write on behalf of Continental Minerals Corporation (the “Company” or “Continental”) in response to Staff’s letters of July 28, 2006 and August 3, 2006 (collectively the “Comment Letters”) signed by R. Roger Schwall, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”).

On behalf of the Company, we have filed with the Commission via the EDGAR system Amendment No. 1 to the F-4 (the “Amended F-4”).

We enclose with this letter two copies of the Amended F-4, plus two copies of the document that have been redlined to show the changes from the previous filing.

In addition, we provide below our item-by-item responses to the comments made in the Comment Letters. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the paragraph numbering used the Comment Letters, and page numbering referred to in each response corresponds to the page numbering in the clean copy of the Amended F-4. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended F-4 ..

RESPONSE TO JULY 28, 2006 LETTER

General

1.                     To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Thank you for your comment. We have made changes throughout the Amended F-4 to address the Comment Letters.

2.                      Update your registration statement to disclose any material developments, including the status of approval of Continental’s TSX-V listing application and the waiver or satisfaction of any of the conditions to the merger.

Certain financial statements of Continental were amended and restated to increase the amount of non-controlling interest and mineral property interests recorded as a result of the acquisition of Highland Mining Corporation. See note 2(r) Significant Accounting Policies – Restatement to the Notes to the Amended and Restated Consolidated Financial Statements for the Three years ending December 31, 2005. This has been disclosed at page 137 of the Amended F-4, and throughout the Amended F-4 where relevant.

In addition, we have recently undertaken a debt financing with Taseko Mines Limited and have submitted an application to the TSX-V for approval. In connection with this debt financing, we have added the following disclosure on page 79:

“Debt Financing with Taseko Mines Limited

Subject to TSX-V approval, we are undertaking a secured convertible debt financing of Cdn $11.5 million with Taseko Mines Limited, a company which is also a member of the Hunter Dickinson group, with the proceeds to be realized to fund our exploration program at the Xietongmen Property and for working capital. The form of Convertible Note is attached as exhibit 10.7. Repayment of the convertible secured promissory note (the “Convertible Note”) issued under this financing will be secured by a security interest over the issued share capital of N7C Resources Inc., a wholly owned subsidiary of Continental, which security interest will be subordinated to any security interest granted in respect of senior debt. The Convertible Note, if not earlier converted, must be repaid on or before one year from issuance of the Convertible Note.

Interest is payable in cash or shares on the election of Taseko at the rate of 16% per annum, payable monthly in arrears. Subject to earlier repayment of the Convertible Note, Taseko has the right to convert any amount of the outstanding principal into Continental Shares in accordance with the Convertible Note at the rate of $2.05 per share if exercised within six months of closing and thereafter at $2.25 per share. In addition, Taseko has the right to participate in any financing over Cdn $5 million that Continental completes to the extent of 105% of the face value principal portion of the Convertible Note (the “Participation Right”).

In addition, upon conversion of the Convertible Note or the exercise of the Participation Right, Taseko will acquire a right of first refusal for up to five years, during which time Taseko can purchase 50% of any equity or convertible securities up to a maximum of 19.9% of Continental’s issued and outstanding shares on a fully diluted basis held by Taseko.”

In addition, we have added the following risk factor at page 25:

“Continental has incurred debt and granted a security interest in our assets. If we are unable to pay our loan when it comes due, the lenders will be entitled to realize on their security.

We are currently conducting a Cdn$11.5 million private placement of a convertible secured promissory note (“Convertible Note”) expected to close in August, 2006. The Convertible Note, if not earlier converted, must be repaid on or before one year from the date of issuance of the Convertible Note. The Convertible Note is subordinated to any future senior debt that Continental may raise and are secured by a security interest over NC7 Resources Inc., a wholly owned subsidiary of Continental (see “Information Regarding Continental – Debt Financing with Taseko Mines Limited”). The holders of the Convertible Note would be entitled to realize upon the security interest if we are unable to repay the Convertible Note as it comes due, and seize the assets of Continental. We currently do not have the means to repay the Convertible Note. There is no assurance that we will be able to raise sufficient financing to repay the Convertible Note when its comes due.”

With regard to Continental’s TSX-V, application, we have added the following disclosure on page 41:

“Continental has applied for and obtained conditional approval of the Merger, the purchase by Continental of three surrounding properties, and the consideration to be paid to Mr. Wang pursuant to the Post Merger Agreement. Continental has provided the TSX-V with additional requested information, and expects to receive full TSX-V approval prior to the Merger.”

The following conditions of the Merger have been satisfied, both in accordance with the Merger Agreement: (i) Continental, Great China and Zhi Wang have executed and delivered the Post-Merger Agreement; and (ii) the Shareholder Letters have been entered into by all parties other than Continental. Since these conditions have been completed, we have not included them in the Amended F-4 under the section “Conditions to Completion of the Merger”. There has been no other waiver or satisfaction of any of the conditions of the Merger to date.

3.                      It appears that the letter to the stockholders is your cover page. Please ensure that it conforms to Item 501 of Regulation S-K and focuses shareholders on the information that is key to the investment decision. Also limit the cover page to one page.

The letter to the stockholders is not our cover page, and we have labelled it as “Proxy Statement Page 1”. To make this clear and address the SEC’s comment, we have amended the letter to include information key to the shareholders’ investment decision and limit the letter to one page. We also confirm that the letter conforms to our understanding of item 501 of Regulation S-K and precedents we have reviewed.

4.                      To enhance clarity, avoid vague terms such as “related transactions” and “11 Great China shareholders”.

We have removed these terms where possible, and used them as defined terms when necessary.

5.                      We note that upon the completion of the merger, Great China will no longer be subject to the corporate law of Nevada, but, rather, it will be governed by the British Columbia Business Corporation Act. This will have the effect of changing in significant ways the rights of the current Great China equity holders. Please advise why you have not included separate proposals to seek approval for such governance changes. Please refer to Telephone Interpretations, Fifth Supplement, September, 2004.

We have not included separate proposals to seek approval for the governance changes noted in this SEC comment because the governance changes are immaterial, and not of the type that require “unbundling” under the SEC’s Telephone Interpretations, Fifth Supplement, September, 2004.

In response to this SEC comment, we have revised our disclosure at page 35 as follows:

“The Continental board of directors and the Great China board of directors have approved the Merger and the Merger Agreement, which provides that, subject to its terms and conditions, and in accordance with the Nevada Revised Statutes,

Merger Sub will be merged with and into Great China. Following the Merger, Great China will be the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of Merger Sub will terminate. Great China will then be a wholly-owned subsidiary of Continental.

According to the Plan of Merger of Merger Sub with and into Great China, dated May 29, 2006 (the “Plan of Merger”), the articles of incorporation of Great China will be the articles of incorporation of the Surviving Corporation, and the bylaws of Merger Sub will become the bylaws of the Surviving Corporation. There are no material differences in the control-related or corporate governance related provisions (see “Comparison of Stockholder Rights Under Nevada Law and the Business Corporations Act (British Columbia))”.

In addition, we have revised our disclosure as follows on page 120 under the heading “Comparison of Stockholder Rights Under Nevada Law and the Business Corporations Act (British Columbia)”:

“Great China is, and as the survivor corporation in the Merger shall remain, a Nevada corporation subject to the Nevada Revised Statutes. After the Merger of Great China and Merger Sub, the shareholders of Great China will become shareholders of Continental, a company organized under the BCBCA, and their rights will be subject to British Columbia law. Differences between the Nevada Revised Statutes and the BCBCA will result in various changes in the rights of shareholders of Great China.”

6.                      Similarly, please advise why you have not provided a separate proposal seeking the approval of the disposal of Great China’s rights in the 43 properties.

The disposal of Great China’s rights in the 43 Non-Core Properties is not a condition to the Merger, does not require shareholder approval, and has already been completed.

We have revised our disclosure throughout the Amended F-4 to make this clear. For example, on page 47 under the heading “Related Transactions and Interests of Great China Insiders in the Merger” we state:

“Great China previously held rights to earn interests in 43 mineral properties located in Tibet, China, referred to as the Non-Core Properties, which were obtained under mineral properties lease and option agreements with parties related to Mr. Zhi Wang or Great China. Great China and Continental concluded that the Non-Core Properties are of nominal value taking into consideration the fact that there are liabilities associated with retaining them, and that the Non-Core Properties do not fit with the plans to develop the Xietongmen Property. Great China disposed of the Non-Core Properties in accordance with the Merger Agreement, and entered into termination agreements whereby Great China’s rights were terminated for nominal consideration back to the parties originally granting the rights.”

We have also revised the definition of Non-Core Properties on page 2 to mean:

“the options previously held by Great China to purchase interests in 43 mineral properties in Tibet, China, which were obtained under mineral properties leases and option agreements with parties related to Mr. Zhi Wang or Great China. The Non-Core Properties were collectively deemed by Great China and Continental to be of nominal value to the Companies, and Great China’s rights under these options have been terminated.”

Questions and Answers about the Continental/Great China Merger

7.                      The staff deems the Q&A section to be part of the summary. You currently repeat a lot of information in both your Q&A and Summary section. The Q&A should not repeat any information that appears in the Summary, and vice versa. For purposes of eliminating redundancies and grouping like information together, view your Q&A and Summary section as one section.

We have condensed the summary and Q&A section into one section called, “Summary of the Merger and related transactions and questions and answers about the merger” beginning on page 4, and removed repetition in the information.

8.                      Revise to disclose the aggregate consideration to be paid for Great China.

We would not object to additional disclosure that the amount would constitute a preliminary purchase price given that the exact number of shares that will be exchanged is not clear at this time.

We added the following disclosure on page 5:

“The proposed maximum aggregate consideration to be paid for Great China is CAD$69,840,000 payable in shares of Continental at a deemed price of CAD$1.94 (based on the market price of Continental’s common shares around the date of the announcement of the Merger, April 13, 2006). This amount constitutes a preliminary purchase price, given that the exact number of shares that will be exchanged is not clear at this time.”

9.                      Please provide the address where stockholders can mail their signed proxy. We also note that shareholders can vote by telephone or on the Internet. Please provide the web address and the telephone number that the stockholders can use to vote. Also provide us with copies of the proxy and the instructions that you intend to use.

We have revised our disclosure in the Amended F-4 to include the address where Great China stockholders can mail or fax their signed proxy. Great China’s proxy agent has no facilities for receiving proxies by telephone or internet, and we have revised our disclosure to remove all references to telephone or internet voting.

We have provided as supplemental material a copy of the proxy Great China intends to use at the Meeting.

What will I receive in the Merger?

10.                      Please elaborate to disclose how the merger consideration to be received by Great China shareholders was determined.

We have removed the question “What will I receive in the Merger”, and have disclosed the following disclosure under the heading “Merger Consideration” on page 5 of the summary:

“The amount of consideration was determined by negotiation between Great China and Continental, and is supported by the opinion of Great China’s financial advisor (See “The Merger - Fairness Opinion Regarding the Merger”).”

The disclosure in section “The Merger - Fairness Opinion Regarding the Merger” cross referenced on page 5 sets out a full explanation of how the merger consideration was determined.

Why is Great China proposing the Merger?

11.                      Please provide third party objective support for the statement that “Hunter Dickinson Inc. one of the North America’s largest independent resource exploration groups”.

We have removed this disclosure and replaced it on page 9 with:

“Continental is associated with Hunter Dickinson Inc., an independent resource exploration group.”

What conditions are required to be fulfilled to complete the Merger?

12.                      We note that Great China is seeking approval of the Merger Agreement and of the related transactions described in the agreement. Please disclose whether the approval of such related transactions is a condition to the completion of the merger. If so, please provide description of the material terms of the related transactions and cross-reference to a section where you provide a materially complete discussion of the transactions.

We have revised our disclosure throughout the Amended F-4 to make it clear that Great China is seeking approval of the Merger in accordance with the Merger Agreement. The Great China shareholders are no longer being asked to approve the Merger Agreement and the Related Transactions. And, Great China’s notice of meeting now states that the purpose of the meeting is to:

“1.           to consider and vote on the proposal to approve and adopt the economic combination of Continental Minerals Corporation (“Continental”) by way of a merger of Continental Merger Inc., a wholly-owned subsidiary of Continental, with and into Great China pursuant to the Merger Agreement dated as of May 29, 2006 among Great China, Continental, and Continental Merger Inc.; and

2.           to transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.”

In addition, we have revised the Amended F-4 on pages 41 and 42 to clearly set out the conditions to completion of the Merger:

“Conditions to Completion of the Merger

A number of conditions must be satisfied before the Merger will be completed. These include principally:

(a)           the receipt of the approval of the Great China stockholders to adopt the Merger Agreement by the requisite majority;

(b)           approval by the TSX-V of the Merger and to list the Continental common shares to be issued pursuant to the Merger and Related Transactions. Continental has applied for and obtained conditional approval of the Merger, the purchase by Continental of three surrounding properties, and the consideration to be paid to Mr. Wang pursuant to the Post Merger Agreement. Continental has provided the TSX-V with additional requested information, and expects to receive full TSX-V approval prior to the Merger;

(c)           the purchase by Continental of three surrounding properties for cash and Continental securities (See “Related Transactions and Interests of Great China Insiders in the Merger – Acquisition of Surrounding Properties”);

(d)           the completion of the Post-Merger Arrangements (See “Related Transactions and Interests of Great China Insiders in the Merger – Post-Merger Agreement” and “Related Transactions and

Interests of Great China Insiders in the Merger – Shareholder Letter Agreements”) ; and

(e)           upon closing of the Merger, Great China’s unencumbered cash in its bank accounts less all payables and accrued payables estimated (on a consolidated basis) must be at least US$3,400,000 (less US$50,000 per month allowable operating expenses incurred for each month, pro rated, from April 7, 2006);

(f)           the other typical terms and conditions specified in the Merger Agreement have been satisfied or waived; and

(g)           the continued effectiveness of the registration statement covering the Continental common shares to be issued upon completion of the Merger, the absence of any legal restrictions to closing, the accuracy of the Companies mutual representations and the absence of any adverse material changes occurring to the Companies prior to completion.”

Summary of Merger and Related Transactions

13.                     Your summary should include all of the material terms of the merger transactions. Please revise your introductory paragraph to indicate that the section describes all material terms.

We have amended our disclosure on page 4 to read:

“The following summary and questions and answers provide important information and describe the material terms of the Merger and the Related Transactions. However, this condensed information may not contain everything that is important to you. We have included references parenthetically to direct you to a more complete description of certain of the topics presented in this summary. You should carefully read this proxy statement / prospectus, including the annexes, exhibits, and the other documents we refer to for a more complete understanding of the Merger described in this summary.”

Related Transactions and Interests of Great China Insiders in the Merger

14.                     Please discuss the purpose for disposing of the interest in the 43 properties.

We have added the following disclosure on page 6:

“The disposal of the Non-Core Properties. Great China concluded that these properties were of nominal value and took into consideration the fact that there are liabilities associated with retaining these properties and they do not fit with the plans to develop the Xietongmen Property. By terminating its interests in the Non-Core Properties, Great China has extinguished the obligations it has in connection with the Non-Core Properties”.

15.                     Under “Surrounding Properties Acquisitions by Continental”, identify the related parties.

We have added the following disclosure on page 47:

“The consideration for the acquisition of these properties to be paid to Zhi Wang, Guangmin Zhu, Xiaofei Qi, and other parties related to Great China includes payment of an aggregate of 1.5 million units of Continental, with each unit consisting of one Continental share and one warrant exercisable at Cdn$1.59 per share for two years following closing.”

Great China Stockholders Statutory Dissent Rights under Nevada Law

16.                     Consistent with Item 18(a)(3) of Form F-4, please disclose whether or not the failure to vote will constitute a waiver of the appraisal rights and whether a vote on the proposal would satisfy the notice requirements.

The following disclosure has been added on page 60:

“Under applicable Nevada law, holders of Great China common stock are entitled to certain rights of dissent with respect to the Merger. Any holders of shares of Great China common stock that properly exercise and perfect their dissent rights will be entitled to receive the payment provided by Section 92A.460 of Chapter 92A of the Nevada Revised Statutes, which is attached as Annex B, in respect of their shares instead of the Merger consideration. If a dissenting stockholder fails to perfect or effectively withdraws or loses such right to dissent from the Merger, its shares will be converted into the right to receive the Merger consideration. Great China will not, except with the prior written consent of Continental, voluntarily make any payment with respect to any demands for appraisals of dissenting Great China shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

A Great China stockholder who wishes to assert dissenter’s rights must (i) deliver to Great China, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and (ii) not vote his shares in favour of the proposed action.

The Merger Agreement provides that if holders of more than 2% of Great China’s shares elect to exercise dissent rights, the Merger will not proceed unless Continental agrees to waive this termination right.”

17.                     Revise to disclose when shareholders must exercise their rights to dissent and demand appraisal. Also please provide a cross-reference to a section that describes in more detail the rights and the procedures for exercising the dissent and appraisal rights.

See response to SEC comment #16.

Cautionary Information About Forward-Looking Statements

18.                     Please remove the statement “[t]his proxy statement/prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934”. We note that as a penny stock issuer, you are not entitled to the same harbours provided by the cited provisions.

We have revised our disclosure in the Amended F-4 to remove this statement.

Comparative Per Share Data

19.                     We understand that “unaudited pro forma Great China equivalent” per share information represents the loss per equivalent number of shares of Continental common stock that will be issued as part of this merger transaction. Please tell us why you believe this information is important to investors as Great China’s equity will no longer be outstanding and its operations will be consolidated into Continental upon completion of the merger.

We have revised our disclosure in the Amended F-4 and removed the unaudited pro forma Great China equivalent disclosure.

Risk Factors

20.                     Please remove from the introductory paragraph the reference to “information … incorporated by reference.” Note that you do not meet the requirements to incorporate by reference.

We have removed all references to information incorporated by reference, with the exception of the financial statements and annexes as we do incorporate this information attached to the Amended F-4 by reference.

21.                     Please expand the following subheadings to describe the risks associated with the facts you described:

  “We compete with larger, better capitalized competitors in the mining industry” on page 26;

  “We will require significant additional financing in order to continue our exploration activities and our assessment of the commercial viability of the Xietongmen property” on page 27; and

  “As a company operating primarily in Tibet, China, we significant political and economic risk” on page 29.

We have revised our disclosure as follows on page 23:

“We compete with larger, better capitalized competitors in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over us.”

We have revised our disclosure as follows on pages 24 and 25:

“We will require significant additional financing in order to continue our exploration activities and our assessment of the commercial viability of the Xietongmen Property. If the costs of our planned exploration programs are greater than anticipated, we may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing. There can be no assurance that we will be successful in our efforts to raise these required funds on terms satisfactory to us, or at all.”

We have revised our disclosure as follows on page 27:

“As a company operating primarily in Tibet, China, we face significant political and economic risks. Any changes in Chinese government policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, environmental protection, labour relations, repatriation of income and return of capital, which may affect both our ability to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as our ability to continue to explore and, if warranted, develop the Xietongmen Property.”

22.                     You state that Jie Yang has an interest in the merger as a result of certain pre-merger arrangements. Please disclose the nature of such interest. We note that the cross-reference section does not appear to provide any helpful information in that regard.

We have revised our disclosure as follows on page 21:

“Certain Great China directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of Great China shareholders.

In considering the recommendation of the board of directors of Great China to vote for the proposal to approve the Merger, you should be aware that certain members of the Great China board of directors, Mr. Zhi Wang and Mr. Jie (Jack) Yang, have pre-existing agreements or arrangements that provide them with interests in the Merger that differ from, or are in addition to, those of Great China stockholders generally. For example, upon completion of the Merger, Jie (Jack) Yang and Mr. Zhi Wang will become directors of the Company in accordance with the Merger Agreement. In addition, Mr. Zhi Wang is also involved in the Related Transactions. (See “Related Transactions and Interests of Great China Insiders in the Merger”). The Great China board of directors was aware of these pre-existing agreements and arrangements during its deliberations on the merits of the Merger and in determining to recommend to the stockholders of Great China that they vote for the proposal to approve the Merger.”

In addition, we have revised our disclosure as follows on page 36:

“In considering the recommendation of the Great China board of directors with respect to the Merger, you should be aware that two of the directors and officers of Great China, Mr. Zhi Wang and Mr. Jie (“Jack”) Yang have interests in the Merger that are different from, or are in addition to, the interests of Great China stockholders. Upon completion of the Merger, Mr. Wang and Mr. Yang will become directors of Continental in accordance with the Merger Agreement. The proposed Merger was discussed among the directors and senior officers of Great China, including Mr. Wang and Mr. Yang, and Mr. Wang and Mr. Yang abstained from the voting by the board of directors of Great China to approve the Merger.”

We have also revised the cross-sectioned reference on page 49 as follows:

“Interest of Current Directors of Great China in Merger

Upon completion of the Merger, Jie (Jack) Yang and Mr. Zhi Wang will become directors of the Company in accordance with the Merger Agreement. (See also “Related Transactions and Interests of Great China Insiders in the Merger –Disposal by Great China of Non-Core Properties”, “Related Transactions and

Interests of Great China – Acquisition of Surrounding Properties”, and “Related Transactions and Interests of Great China – Post Merger Agreement”).

If our directors cause us to enter into transactions in which our officers ….

23.                     Recast the risk factor subheading to describe in more concrete terms the fact that most of your directors are associated with other companies involved in the development of natural resources and therefore that you may enter into transactions on less favourable terms than would be negotiated with an arms length party.

We have revised our disclosure as follows on page 27:

“Most of our directors and officers also serve as directors and officers of other similar companies involved in natural resource development, and they also have shareholdings in other resource companies. In addition, our directors and officers may be in competition with Continental for mineral resource properties. Therefore, there may be situations which involve a conflict of interest. If our directors cause us to enter into transactions in which our officers and/or directors have an interest, we may enter into transactions that are on less favourable terms than would be negotiated with an arms length party.”

The fluctuations of foreign currency could have a negative impact on us

24.                     Revise the subheading and the text of the risk factor to describe in more specific terms the adverse economic consequences of foreign currency fluctuations on Continental’s financial condition.

We have revised our disclosure as follows on page 29:

“The fluctuations of exchange rates among US, Canadian and Chinese currencies could have a negative impact on us by affecting the value of our cash reserves and other assets and could result in increased expenditures and foreign exchange and operating losses.

A majority of our future revenues, if any, may be denominated in Chinese Reminbi (“RMB”). Our financial statements are expressed in Canadian dollars but our functional currency is in the RMB in China. Therefore, our financial condition and results of operations may be significantly affected by changes in exchange rates, particularly among the US dollar, the Canadian dollar and the RMB. China recently ceased to peg the RMB to the US dollar in favour of allowing the exchange rate to float within a prescribed band. Over the last year, the RMB has appreciated against the US dollar by 3%. As well, the Canadian dollar has appreciated significantly against the US dollar and the RMB over the last several years, and these various foreign exchange fluctuations may affect the value of our cash reserves and other assets and could result in increased expenditures and foreign exchange and operating losses. For example, to the extent we hold assets denominated in Canadian dollars, including cash reserves, proceeds from future financings, and investments in our Chinese subsidiaries, any appreciation of the RMB against the Canadian dollar could result in a reduction in the value of such assets and a foreign exchange loss. On the other hand, any depreciation of the RMB against the Canadian dollar could reduce the equivalent amounts of our future revenues in Canadian dollars. Continental does not have any arrangement in place, or any plan to enter into any arrangement, for the reduction of the effect of fluctuations in exchange rates.”

A general economic downturn in China could adversely affect our business

25.                     Specify how a downturn in the Chinese economy may affect your business.

We have revised our disclosure as follows on page 30:

“A general economic downturn in China could adversely affect our business by delaying decisions among potential customers to purchase our production if we ever have any. In addition, an economic decline in China could slow down the development of infrastructure that is related to the exploration, production and transportation of our products in China which would make it economically unfeasible for us to continue our current explorations or conduct new explorations in China, or cause a delay in achieving our exploration and production milestones.

The Chinese economy has experienced significant growth in the past decade, but this growth has been uneven across geographic and economic sectors. The Chinese government has recently taken steps to slow the pace of growth of the Chinese economy by tightening credit and discouraging capital expenditures in certain industries, including those that have driven up demand for minerals in the past few years, such as real estate development, automobile and steel manufacturing sectors. Such change in Chinese government policies could have a material adverse effect on the overall economic growth and the level of capital investments and expenditures in China. To the extent the general economic health of China declines from recent levels, or to the extent individuals or companies fear a decline is imminent, these individuals and companies may reduce demand for minerals and the price of minerals including those we are exploring may fall. Any decline or concern about an imminent decline could delay decisions among potential customers to purchase our production if we ever have any. In addition, such economic decline could also slow down the development of infrastructure that is related to the exploration, production and transportation of our products in China. Such downturn may make it economically unfeasible for us to continue our current explorations or conduct new explorations in China, or cause a delay in achieving our exploration and production milestones, which would therefore have a material and adverse effect on our business, prospects, operating results and financial condition.”

The Great China Special Meeting

26.                     We note that “[i]f a quorum is not present at the special meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies.” As you know, a proposal to adjourn the meeting to enable you to solicit additional votes to ensure passage of a proposal is not an action on which proxies may be voted in reliance upon the discretionary authority permitted by Rule 14a-4(d). You may expand the proxy to include a proposal for an additional meeting, if you anticipate difficulties in obtaining a quorum or in gathering sufficient votes to pass any of the proposed maters.

We respectively submit that the form of proxy being used by Great China is sufficient for the Meeting and any adjournments. To make this clear, we have revised our disclosure as follows on page 34 :

“If a quorum is not present at the Meeting, it is expected that the Meeting will be adjourned or postponed to solicit additional proxies. The form of proxy is sufficient for the Meeting and any adjournments thereof. However, if a new record date is set for the adjourned meeting, then a new quorum will have to be established.”

Stock Ownership

27.                     We note your disclosure under the subheading. Please further expand to provide a comparison of the percentage of outstanding shares entitled to vote held by directors, executive officers and affiliates and the vote required for approval of the proposed transaction, as required by Item 3(h) of Form F-4.

We have revised our disclosure as follows on page 34:

“At the close of business on the record date, directors and executive officers of Great China and their affiliates beneficially owned and were entitled to vote 40,600,000 shares of Great China common stock. The total of these beneficially owned shares represented approximately 12.8% of the Great China common stock deemed outstanding on that date. The vote required for the approval of the transaction is 50% of the votes cast by Great China shareholders represented in person or by proxy at the Meeting. Each Great China director and executive officer has indicated his or her intention to vote the Great China common stock owned by him or her for approval of the Merger.”

The Merger

Background of the Merger

28.                     Your disclosure appears to assume the readers’ familiarity with the parties involved. This makes it difficult to determine the role of each party. We note that you have provided a glossary describing the role of the parties. The reader, however, should not be required to go back to page 5 to figure out the relevance of, and the relationship among, the parties. Please revise your disclosure to discuss in context the role of each identified party.

We have revised our disclosure as follows on page 35:

“In February 2004, Continental acquired from Great China an option to acquire a 60% beneficial interest in Highland Mining Inc. Highland is jointly owned by Continental and Great China, and is the parent company of Tibet Tian Yuan Minerals Exploration Ltd., a “wholly foreign-owned enterprise” in China which owns 100% of the exploration rights to the Xietongmen Property.”

29.                     The third sentence in the first paragraph appears to be incomplete. Please revise.

This sentence has been removed, and the “Background of the Merger” section has been revised (see page 35).

30.                     Consistent with Item 6 of Form F-4, please discuss in some detail the contacts that gave rise to the merger negotiations and resulted in the signing of the definitive merger agreement. You should also describe all the most significant issues addressed in negotiating the terms of the merger.

We have revised our disclosure as follows on pages 35 and 36:

“During the normal course of business activities, a dialogue commenced between the management, officers and directors of Continental and Great China to explore if there was a common point upon which to establish a merger and unify the companies’ respective interests in the Xietongmen Property by way of an exchange of share capital. Merger negotiations commenced in early 2006. The most significant issues addressed during the Merger negotiations included: the establishment of a fair value of the interest of Continental and the interest of Great China; the treatment of the Non-Core Properties and related liabilities; and the assessment of the qualitative aspects of Great China, including its mineral development record, experience operating in China, experience in raising capital and previous environmental record. The boards of directors of Great China and

Continental concluded that a merger of the companies would be a mutually beneficial structure going forward.”

31.                     We note that Mr. Wang abstained from the vote of the Board. Clarify whether he participated in the discussions leading up to the recommendation to the Board. Address also Mr. Yang’s participation in the discussions and Board vote.

The officers and directors of Great China engaged in discussions about the Merger, which Mr. Wang and Mr. Yang participated in. Discussions about the Merger were an informal process, and the board of directors of Great China approved the Merger at the end of the discussions. There was no formal recommendation to the board of directors of Great China.

We have revised our disclosure as follows on page 37:

“The proposed Merger was discussed among the directors and senior officers of Great China, including Mr. Wang and Mr. Yang, and Mr. Wang and Mr. Yang abstained from the voting by the board of directors of Great China to approve the Merger”

32.                     We note that you state that “the Related Transactions, enlarges the physical area of the Xietongmen property.” This appears to be inconsistent with your disclosure on page 5 where you disclose that the related transactions involve the disposal of 43 non-core properties. Please revise or advise.

The acquisition of the surrounding properties will enlarge the physical area of the Xietongmen property. We have revised our disclosure as follows on page 36:

“The Merger, including the Acquisition of the Surrounding Properties, enlarges the physical area of the Xietongmen Property and places the value of the Xietongmen Property under the aegis of a single public issuer thus rationalizing the investment decision opportunity afforded by the Xietongmen Property by removing the split ownership and competition for investment.”

Great China’s Reason for the Merger

33.                     Please disclose the “other alternatives available to Great China.”

We have revised our disclosure as follows on page 37:

“The Great China board of directors has concluded that the Merger with Continental is in the best interests of Great China’s stockholders and is more attractive than the other alternatives available to Great China including remaining in the joint venture and being responsible for cash contributions to fund exploration and other expenses, from time to time.”

34.                     Expand the first paragraph under the subheading to discuss why the board of Great China believes that the merger will result in “a larger, financially stronger company that is expected to be better positioned to develop existing opportunities and to respond to competition for the acquisition of attractive properties and companies.”

We have revised our disclosure as follows on page 37:

“The Great China board of directors reached this conclusion after considering the other possible alternatives to the Merger. This combination will enable Great China stockholders to participate in the growth of a larger, financially stronger combined company, that will have enhanced liquidity and more financing options available to it. In addition, the Combined Company is expected to be better positioned to develop existing opportunities and to respond to competition for the acquisition of attractive properties and companies, because of its strengthened market presence and association with Hunter Dickinson Inc. (“HDI”). HDI has been developing mineral properties, from grassroots exploration to and including managing producing mines for 20 years. HDI acts a facilitator to the public companies it is associated with by employing the necessary technical experts, renting facilities and providing equipment for staff to perform their duties. Each public company in the HDI group owns one-ninth of HDI and has access to all of the resources of HDI on an as needed basis, at cost, without carrying these costs full-time. Therefore, each public company only pays for the services it uses. In addition, HDI has access to significant amounts of capital in both debt and equity markets, primarily in North America, Europe and Asia.”

Fairness Opinion on the Exchange Ratio

35.                     We note that Ross Glanville & Associates Ltd. was retained by Great China to assist in the determination of fairness of the exchange ratio. Disclose why Great China did not obtain an opinion with respect to the overall fairness of the transactions. Also provide the information that Item 4(b) of Form F-4 requires. In this regard, we note that it appears that you do not discuss the qualification of Ross Glanville, the method used for its selection, the procedure for determining its compensation, and whether Ross, Glanville had any prior relationship with Continental or Great China or its affiliates.

Since the Exchange Ratio is the culmination of the essential elements of the Merger, it is our position that the Fairness Opinion extends to the fairness of the Merger to Great China shareholders. In order to make this clear, and to address the SEC’s comment, we have revised this entire section and renamed it “Fairness Opinion Regarding the Merger.” Since the revised disclosure is too lengthy to reproduce here, please see pages 37-39.

36.                     Expand to discuss why Ross Glanville believes that each of the considered factors favour a conclusion that the exchange ratio is fair.

This section has been extensively revised to expand the disclosure regarding the Fairness Opinion. Since the revised disclosure is too lengthy to reproduce here, please see pages 37-39.

Other Considerations

37.                     Likewise, discuss why the Great China board believes that each of the considered factors favours a conclusion that the merger and the contemplated transactions are fair to the shareholders.

This section has been extensively revised to expand the disclosure regarding the Fairness Opinion. Since the revised disclosure is too lengthy to reproduce here, please see pages 37-39.

Material United States Federal Income Tax Consequences Related to the Merger

38.                     We note that you have not obtained an opinion of counsel regarding the tax treatment of the exchange. The tax treatment is not a subject on which the issuer appears qualified to opine. Given that the tax treatment is potentially material in a merger transaction, the tax discussion should be based upon the opinion of qualified counsel. Revise this section accordingly and file the required exhibits.

We have obtained a tax opinion from Davis Wright Tremaine, LLP in response to this SEC comment. In addition, we have revised the section “Material United States Federal Income Tax Consequences Related to the Merger” and filed the tax opinion as an exhibit to the Amended F-4.

Related Transactions and Interests of Great China Insider in the Merger

39.                     Move this section up in the document so that it precedes the discussion of tax consequences.

We have made the requested change to address this SEC comment.

40.                     Discuss the basis for stating that the 43 mineral properties are nominal value.

We have revised our disclosure as follows on page 47:

“Great China and Continental concluded that the Non-Core Properties are of nominal value taking into consideration the fact that there are liabilities associated with retaining them, and that the Non-Core Properties do not fit with the plans to develop the Xietongmen Property.”

Plans of Operations for Continental Post-Merger

41.                     We note that you state that some of Continental’s exploration expenditures stem from socioeconomic activities. Please disclose what those activities entail.

We have revised our disclosure as follows on pages 75 and 76:

“Ensuring that the project proceeds in a manner that respects local socioeconomic priorities, incorporates a high standard of environmental management and provides direct tangible benefits to local communities are key objectives of the programs at Xietongmen. These principles will guide on-the-ground programs and development of environmental and social impact assessments.

The community engagement program will be expanded along with the other project activities in 2006, and formal baseline socioeconomic and environmental studies will be in progress. The socioeconomic programs at Xietongmen involve two aspects: data collection for social impact assessment that is part of the feasibility studies for the project and mainly carried out by consultants, and an ongoing community engagement program that is carried out by Continental. The consultants carry out detailed analysis of legislative requirements, as well as conducting extensive surveys with the local people and village governments.

Continental began a community engagement program last year and has expanded the program in 2006. There have been donations to the Township Centre School as well as three local village schools. There has also been work done in villages to improve their water systems, including the supply of water lines, pump repairs, etc. Irrigation ditches have been dug or repaired, roads cleared after a flash flood, etc.

We continue to be focused on employing people from the local communities. These include drill helpers, core shack technicians and site labourers. In addition, we have engaged a Tibetan manager for our community engagement program and he has a team of 3-4 people from the local area that have conducted demographic surveys in the villages, and communicate with the villages about roads and other activities that are being carried out in conjunction with the exploration program. Another objective of this program is to keep the local communities advised, get input on the project and determine ways to bring more sustainable benefits by planning for skills training and community development.”

Liquidity and Capital Resources

42.                     We note that Continental’s working capital may be insufficient to fund its known comments. Please discuss how Continental intends to raise funds to meet such commitments.

Recently, we have undertaken a debt financing with Taseko Mines Limited, a company in the Hunter Dickinson group. For further details and a reference to the disclosure in the Amended F-4, please see our response to comment #2 to the July 28, 2006 Comment Letter above.

Description of Continental Share Capital

43.                     Please disclose whether or not Continental has a classified board.

We have revised our disclosure as follows on page 84:

“Continental does not have a classified board of directors.”

Management of Continental

44.                     Please disclose the amount of time that each of the named officer devotes to the operations of Continental

Mr. Dickinson spends 22% of his time, Mr. Panneton spends 90% of his time, and Mr. Mason and Mr. Thiessen spend 22% of their time each devoted to the operations of Continental. This information has been added to the table on pages 84 and 85 under the section “Management of Continental – Current Directors and Officers of Continental.

45.                     Revise the table of exercised options/SARS on page 89 to disclose the exercise of 840,000 options during the financial year ended December 31, 2005.

We have revised the table of exercise options/SARS in response to this SEC comment. Please see page 96 of the Amended F-4.

Great China

Current Directors of Great China

46.                     It appears that you intended to provide information about your officers and directors in this section. Revise the subheading accordingly. Also disclose when the identified officers began performing their functions at Great China.

Based on our review of the form requirements, we have revised our disclosure to only include information in this section about those directors that will be directors of

Continental upon completion of the Merger, and to address this SEC comment. In addition, we have renamed the section to “Directors and Officers of Great China that will serve as Directors of Continental After the Merger”. (See page 106).

Security Ownership of Beneficial Owners of Great China Shares

47.                     Revise the table to disclose the business addresses of the named individuals.

The table has been revised to address this SEC comment. Please see pages 107 and 108.

Comparison of Stockholders Rights under Nevada Law and the Business Corporation Act

48.                     To facilitate comparison of rights, please provide the disclosure in tabular form.

We have revised our disclosure to address this SEC comment (see pages 121-130 of the Amended F-4).

Limitation on Liability of Directors; Indemnification of Officers and Directors

49.                     It appears that you mainly focus on the officers and directors’ rights to indemnification but do not discuss whether the statutory provisions defer with respect to the limitation of liabilities of officers and directors. Please revise to include such discussion.

We have revised our disclosure under the heading “Limitation on Liability of Directors; Indemnification of Officers and Directors”. Since the revised disclosure is too lengthy to reproduce here, please see on pages 124-125 of the Amended F-4.

Undertakings

50.                     Ensure that you include all the required undertakings.

We believe we have included all the required undertakings based on our review of the form requirements and precedent.

Exhibit 5.1

51.                     We note that counsel “assumed the genuineness…the legal capacity of all persons executing such documents.” In opining on the legality of the securities, counsel cannot assume the legal capacity of the officers executing the documents. Please obtain a new opinion that does not include the above representation.

We have revised the opinion to exclude the language noted by the SEC in this comment.

Financial Statements

Continental Minerals Corporation

The following responses to SEC comment numbers 52 - 64 dealing with financial statements have been provided by Continental.

Note 2, Significant Accounting Policies

(p)           Variable interest entities

52.                     We note you have concluded that the Xietongmen joint venture is a variable interest entity that requires consolidation under Canadian GAAP. Tell us if you also believe the joint venture qualifies as a variable interest entity, requiring consolidation under US GAAP. Please support your conclusion with a qualitative and quantitative analysis, as appropriate.

Under US GAAP, Continental considered the guidance in FASB Interpretation No. 46(R) (“FIN 46(R)”). Firstly, in assessing the Xietongmen joint venture, Continental considered whether the scope limitation in paragraph 4(h) of FIN 46(R) would be applicable to the joint venture. However, because it considered that the joint venture did not represent a business as it does not have outputs as outlined in paragraph 4(c), Continental concluded that the scope limitation paragraph in 4(h) was not applicable to the joint venture.

Continental considered the guidance in paragraph 5 of FIN 46(R) to determine if the joint venture met the criteria set out in paragraph 5(a), 5(b) or 5(c).

Based on its analysis, the Company determined that the joint venture met the criteria of paragraph 5(a) in that the total equity investment at risk was not sufficient to permit the entity to finance its activities without additional financial support provided by the equity holders. In fact, Continental determined that the joint venture would require continued funding from either of its shareholders or both shareholders in order to continue its exploration plans. Thus, the Company concluded that the joint venture was a variable interest entity (“VIE”).

In order to determine the primary beneficiary of the VIE, Continental considered the guidance in paragraph 14 of FIN 46(R).

Under the Shareholders’ Agreement (the “Highland Shareholders’ Agreement”) in respect of Highland Mining Inc. (“Highland”), the Company is required to fund all of the exploration during the earn-in period, which the Company has done by way of loans to

Highland. In the event that Continental chooses to abandon the project, it is required to return its shares of Highland, and to sell the loan receivable from Highland, to Great China, each for the sum of $1. As the Company is required to provide the funding to the joint venture through additional loans, it is exposed to the majority of the loss from the joint venture. The fact that the Company currently cannot abandon the project without losing its entire investment suggests that the Company is not able to divest itself of its economic interests. The Agreement also states that the Company is responsible for the operations of the exploration activities, which are the only operations that the joint venture is undertaking. In addition, the Company has decision-making power by way of its overriding vote at the Board level. These factors suggest that Continental has a close relationship with Xietongmen. In addition, the joint venture is currently the only property on which the Company is working, which makes the entity very significant to the overall financial results. These factors support the Company as being the primary beneficiary. Finally, the Company is exposed to a greater portion of the expected losses of the entity, due to the loans that it provides for operations and its inability to divest itself of its interest. Accordingly, as the party that absorbs the majority of the variable losses and for which the activities of the entity are most closely associated, Continental concluded that it is the primary beneficiary.

Therefore, based upon the guidance in FIN 46(R), Continental concluded that its interest in the Xietongmen joint venture held via Highland would be considered a variable interest in a variable interest entity and as such, the Company, as the primary beneficiary would be required to consolidate the accounts of the Xietongmen joint venture, under US GAAP. This conclusion is consistent with that reached for Canadian GAAP purposes.

53.                     We also note you have recorded a non-controlling interest balance of $40,361 with reference to note 4. Clarify if this amount relates to the interest held by others as accounted for in the consolidation of the Xietongmen joint venture. Please expand your disclosures to explicitly address the nature of this amount as of December 31, 2005 and the activity of this balance that reduced the amount to $0 as of March 31, 2006.

On review, the Company has amended the value assigned to the non-controlling interest from $40,361 to $944,880, reflecting the fair value of the non-controlling interest (held by others) related to the Xietongmen joint venture as required under FIN 46(R). The value initially assigned reflects 50% of the estimated fair value of the net assets acquired in the acquisition. This balance has been reduced to $0 through the allocation of the non-controlling interest’s share of losses incurred by the joint venture over the period from January 1, 2006 to March 31, 2006.

On August 24, 2006, the Company filed amended and restated annual consolidated financial statements for the year ended December 31, 2005 under cover of Form 20-F/A and amended and restated interim consolidated financial statements for the three months ended March 31, 2006 under cover of Form 6-K. These amended and restated financial statements include disclosure regarding this amendment in note 2(r) to the amended and restated annual consolidated financial statements for the year ended December 31, 2005, and note 2(b) to the amended and restated interim consolidated financial statements for the three months ended March 31, 2006.

Note 4, Mineral Property Interests

54.                     Please tell us how you accounted for the $1,435,292 payment in December 2004 for a 50% interest in Highland under the First Option. We note you received 500,000 shares in Highland upon making this payment in December 2004 and pledged these shares to the shareholders of Highland until fulfillment of the additional funding amounts under the First Option. Please clarify your accounting for this amount under Canadian and US GAAP.

Upon payment of the $1,435,292, Continental had not earned its interest in the First Option, namely for 50% of Highland, because it had not made the second payment and had not issued formal notice to exercise the First Option. At that time, there was no assurance that Continental would be able to or would decide to make the second payment of $944,880. Due to the uncertainty regarding the second payment, due to the pledge of the shares and since Continental had not yet earned the option (or issued formal notice to exercise the option) in the property, and in accordance with its accounting policy for mineral property expenditure prior to the prefeasibility stage, Continental expensed the payment as an exploration expense under its accounting policy outlined in note 2(e) to the consolidated financial statements. Continental believes such treatment is consistent with both Canadian and US GAAP.

55.                     Your disclosures on page F-18 state you accounted for the acquisition of Highland as an asset acquisition. However, you have also disclosed in Note 2(p) that the Xietongmen joint venture was required to be consolidated under Canadian GAAP. Please clarify your disclosures and your accounting for these interests in your footnotes. In your response, please address how you valued the non-controlling interest amount of $40,361 and what % interest in Highland it represents.

The disclosures of this transaction have been clarified in the December 31, 2005 financial statements. As described in our response to Comment 52, the Highland acquisition was considered to be an asset acquisition as Highland was not considered to be carrying on a business. However, under Canadian and US GAAP, Highland was considered to be a variable interest entity with the Company holding a variable interest and being the primary beneficiary; thus, Highland was consolidated with the Company under Canadian GAAP and FIN 46(R) of US GAAP. In addition, the value assigned to the non-controlling interest has been amended as described in our response to Comment 53.

56.                     Please reconcile the difference between the $999,905 disclosed as the cost of the transaction to acquire the 50% interest in Highland and the $1,435,292 payment made in December 2004 and the additional $944,880 payment made in December 2005. It is unclear how you have determined the total cost of the acquisition in allocating this amount to the net assets required.

As noted in Continental’s response to Comment 54, Continental expensed the payment of $1,435,292 as an exploration expense in Continental’s 2004 financial statements.

Following the funding of US$5.0 million to Highland, for its exploration activities, Continental decided to exercise the First Option to acquire a 50% interest in Highland by making the payment of $944,880 to Great China and by formally giving notice of its exercise of the First Option. The acquisition cost of $999,905 included the payment to Great China of $944,880 plus costs of the acquisition of $94,488 less cash acquired in the joint venture of $39,463.

Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Balance Sheet

57.                     We note the common shares of Continental are issued with no par value. Therefore, your classification of equity amounts in the pro forma balance sheet and related adjustments do not appear appropriate. Please revise your statements to appropriately classify the par value and additional paid-in capital amounts in accordance with US GAAP.

Continental confirms that the common shares of Continental are issued with no par value. As the common shares have no par value, all the proceeds received on the issuance of such shares are included as share capital on the pro forma financial statements. The amounts recorded on the pro forma financial statements, under the heading “Additional paid-in capital” relate specifically to the fair value assigned to options and warrants granted previously, or in the case of the adjustments column, to be granted upon the closing of the merger with Great China. Continental believes that the classifications on the pro forma financials are in accordance with US GAAP.

Note 1, Description of Offer to Purchase Great China

58.                     Please correct the description of the consideration to be given as part of the acquisition of properties surrounding Xietongmen as it is not consistent with the disclosures and related pro forma adjustments that follow. For example, we understand the surrounding properties are to be acquired in exchange for the issuance of 1.5 million units of common stock and warrants and the payment of US$3.25 million over a period of time.

Continental has revised note 1 to the pro forma consolidated financial statements to clearly state the consideration for the acquisition of the properties surrounding Xietongmen.

59.                     Revise your disclosure to correctly state whether the current Great China shareholders will own approximately 44% of Continental’s stock outstanding following the exchange, as disclosed on page F-77, or 42% of Continental stock outstanding, as disclosed on Proxy Statement page 1 and throughout the filing.

These two statements are not in conflict as they are actually stating different things. This is because the 44% disclosed on page F-77 of the F-4 is stating the percentage of shares following both the exchange of the 36 million shares in connection with the Merger, plus the 1,500,000 shares issued as part of the acquisition of the three surrounding properties. The 42% disclosed on Proxy Statement page 1 of the F-4 is only referring to the percentage of shares held, following the issuance of the 36 million shares in connection with the Merger only.

In order to provide consistency, the Company has revised the disclosure in note 1 to the pro forma consolidated financial statements to reflect that the Great China shareholders will own 40.7% of the Continental common stock outstanding after the transaction which is consistent with the disclosures in the prospectus.

Following Continental’s issuance of 36 million common shares for shares of Great China and the issuance of 1,500,000 common shares as partial consideration for the purchase of the three surrounding mineral properties, approximately 59.3% of Continental’s outstanding common shares will be held by current Continental shareholders and approximately 40.7% of the then outstanding common shares (excluding the issuance of 1.5 million common shares to be issued as partial consideration for the purchase of the three additional mineral properties).

In addition, we have revised the disclosure throughout the Amended F-4 as applicable.

Note 3, Pro Forma Assumptions

60.                     Please revise your pro forma adjustments for the acquisition of interests in three mineral properties to appropriately reflect the $1.46 million as a payable in future periods as this amount will not be made as an immediate cash payment at the time of closing.

As outlined on page 47 of the Amended F-4 under “Acquisition of Surrounding Properties”, the Cdn$1.40 million (US$1.25 million) is payable on the closing of the Merger. As a result, this amount has been shown in the adjustment column as a reduction of cash. The remaining amounts to be paid for the acquisition of three mineral property interests, of US$500,000 (Cdn$558,100) on each of the next four anniversaries of the closing, have been shown as a liability in the adjustment column of the pro forma financial statements.

61.                     Tell us in detail how you determined the fair value of the mineral property interests. Please provide us with the information used to support your valuation. In your response, please identify the value of the mineral property interests held by Great China separately from the values assigned to the acquisition of interests in the other three mineral properties. In addition, as part of your response, please tell us what events caused the significant increase in value from the acquisition of the 50% interest in Highland during December 2005 to the valuation as of March 31, 2006.

Continental, in determining the fair value of the mineral property interest, in particular the Xietongmen property, took into consideration a number of factors including Continental’s experience in dealing with the property interests since early 2004. Continental found that the drilling results, particularly in 2005, were at the high end of its expectations and that results in general were better than those previous experienced on the property due to the utilization of modern North American exploration standards and higher quality assurance. As well, the structure worked out with Great China in early 2004, which included Highland Mining Inc., provided continued security of the mineral tenures. Note 3 to the pro forma statements has been amended to more clearly identify the value of the mineral property interests held by Great China separately from the three other mineral properties to be acquired. The value of the Great China mineral property interest primarily is the Xietongmen property, as the 43 Non-Core Properties have already been disposed of. The acquisition of the 50% interest in Highland during December 2005 was based upon values in the option agreement concluded in February 2004, and as noted above, due to the very favourable results of exploration and other related factors, the Xietongmen property had, in Continental’s view, a significantly higher value in 2006 than in early 2004.

62.                     To clarify the accounting for the acquisition of Great China and the acquisition of the three mineral properties from entities other than Great China, please revise your pro forma footnotes to separately record the adjustments for each transaction. The value of the acquired net assets of Great China should be determined and accounted for separately from the value of other mineral interests acquired.

Continental has revised note 3 to the pro forma consolidated financial statements to separately present the adjustments for each transaction: the acquisition of Great China and the acquisition of the related three mineral properties.

63.                     Revise your pro forma consolidated statements of operations for the year ended December 31, 2005 and the related foot note disclosure at note 3(b) to remove the adjustment to eliminate the expense for fair value of potential shares to be issued in excess of authorized capital. It is not appropriate to eliminate this amount from the historical financial statements of Great China as it is a non-recurring item. Please refer to Regulation S-X, Rule 11-02(b)(6) for further guidance.

Continental has revised the pro forma consolidated statements of operations for the year ended December 31, 2005 and the related footnote disclosure at note 3(b) to remove the elimination of the fair value of potential shares to be issued in excess of authorized capital.

Note 4, Share Capital

64.                     Please expand your footnotes to discuss how you have accounted for the issuance of stock options in your pro forma adjustments. We note the amounts disclosed in note 3; however, your disclosures do not address the accounting for these new grants of stock options under US GAAP and in your pro forma financial statements. It appears adjustments to your pro forma financial statements may be required. Please refer to SFAS 123(R) under US GAAP.

Continental has expanded note 2 to the pro forma consolidated financial statements to discuss how Continental accounts for the issuance of stock options in the pro forma financial statements and Continental has expanded the disclosure in note 4 to discuss the assumptions used in determining the values of the stock options.

RESPONSE TO AUGUST 3, 2006 LETTER

General

1.                     We note that your website and some press releases refer to or use the terms “measured”, “indicated”, and “inferred”, “resources”. If you continue to make references on your website or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, including the bolding and indenting:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred”, “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form<> , File No.<> , which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Thank you for your comment. We will include the appropriate cautionary language when necessary.

2.                     To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but out silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Thank you for your comment. We have made changes throughout the Amended F-4 to address the Comment Letters.

3.                     You utilize a significant amount of technical terminology that is probably unfamiliar to the average investor. Revise your filing to define technical words through the context of your discussion as much as possible, eliminate extraneous detail, and summarize information. Industry Guide 7 specifically prohibits technical studies from being attached to registration statements, and the portions included should be rewritten for the average investor. Provide definitions to the glossary for words that cannot be adequately defined in the text. Include in a glossary only those geologic or technical terms not understood by the average investor that cannot be defined in the text.

We have revised our disclosure throughout the Amended F-4 to respond to this SEC comment. In addition, we have expanded our glossary to include Canadian technical terms that Continental is permitted to use, in order to provide further clarification for potential investors.

Metallurgy, page 68

4.                     The second paragraph in this section refers to a “gold contents range from ….”. As a general checklist, when reporting the results of sampling and chemical analyses:

  Disclose only weighed-average sample analyses associated with measured length or a substantial volume.

  Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

  Eliminate all disclosure of the highest values or grades of sample sets.

  Eliminate grades disclosed as “up to” or “as high as” or “ranging from”.

  Eliminate statements containing grade and/or sample-width ranges.

  Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

  Generally, use tables to improve readability of sample and drilling data.
  Soil samples may be disclosed as a weighted average value over an area.
  Refrain from reporting single soil sample values.
  Convert all ppb quantities to ppm quantities for disclosure.

Revise the entire filing accordingly.

We have made the requested change to respond to this SEC comment. Please see pages 68-69 of the Amended F-4.

Resource Estimates, page 69

5.                     Disclose the criteria you used to segregate the measured resources from the inferred resources. Provide an explanation for the absence of indicated resources. Disclose the quality level of the economic evaluations completed to date and the criteria used to establish this benchmark. Examples of economic studies would include a “scoping” or “preliminary economic assessment”, “preliminary feasibility study” or a “feasibility study”.

We have revised our disclosure detailed technical to respond to this SEC comment. Please see pages 70-71 of the Amended F-4. For further information please see the letter to the SEC from Greg Z. Mosher, P. Geo., Senior Geologist, Wardrop Engineering, Inc., dated August 8, 2006 provided as supplemental material (the “Wardrop Letter’).

6.                     We note the resource estimates presented in the Fairness Opinion dated May 15, 2006. Provide to our engineering staff, separate from this filing, an explanation for the differences between the resource estimates developed by Continental Minerals and the resource audit as prepared by Wardrop.

Please see the Wardrop Letter provided as supplemental material.

7.                     You disclose various cut-off grades in conjunction with the resource estimates. As a foreign filer, all mineral resources do have the requirement of reasonable prospects for economic extraction. This requires the use of preliminary economic, mining, metallurgical, environmental, and pricing information to constrain the mineralization. Disclose this basic information with your resource estimates. Disclose only the economic cut-off grade used to delimit the tonnage estimates and remove the lower cut-off grade estimates. Show that this cut-off grade calculation demonstrates the cut-off grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. Also, disclose the analysis and relevant factors, such as mine, process, and administrative operating costs and recovery parameters that substantiate the cut-off grades used were based on reasonable economic assumptions. Or if the resource estimates are not based on economic cut-off, remove all the estimates from the filing.

The subject resource estimate is the first and only extant quantification study that has been conducted on the Xietongmen deposit, and the Measured Resource and Inferred Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards and NI 43-101 Standards of Disclosure for Mineral Projects.

Such resources estimates are, by necessity, preliminary in nature and, in the absence of benchmarks established by economic analysis, employ certain assumptions. One of these is the cutoff grade. Table 2 in the Amended Form F-4 presents tonnage and grades for three copper-equivalent cutoff grades, and we have changed the reference in that table to “Assumed Cutoff Copper Equivalent”, as these cutoff grades are not, and logically at this stage of the evaluation of the Xietongmen deposit, cannot be, based upon economic studies of the deposit. Rather, the cutoff grades are consistent and reasonable in the context of cutoff grades employed in similar copper-gold deposits that are being exploited elsewhere in the world. Available information and experience suggests that few of those deposits can be mined economically at a offcutoff grade significantly below 0.3% copper equivalent, and few if any require a cutoff grade in excess of 0.7% copper equivalent. Table 2 in the Amended F-4 therefore presents the quantities and grades of resources estimated to be present in the Xietongmen deposit within the range of offcutoff grades to which similar, economically exploitable, deposits are subject. Such an approach is consistent with standard industry practice for a preliminary resource estimate.

Detailed economic analyses will be possible only after some, admittedly uncertain, estimate of the resource present, i.e. the subject resource estimate, is performed. This estimate will permit, in turn, an estimate of potential mine designs. Such designs will permit an estimate of mining costs. Additionally, metallurgical tests, as yet to be performed, will permit estimates of process costs. These estimates can then be applied, in an iterative fashion, to the resource estimate in order to determine what portion, if any, of the resource can be upgraded to a reserve. At that stage, a cutoff grade can be established that is specific to the shape and metallurgical nature of the Xietongmen deposit, and can be supported by the requested level of economic analysis. Please see the Wardrop Letter provided as supplemental information for further information.

We have added the following disclosure immediately before the resource tables on page 72 of the Amended F-4:

“The Resources presented in the table below are based on an initial quantification evaluation carried out on the deposit at the Xietongmen Property. As a consequence, there is no economic study, such as “scoping”, “preliminary economic assessment”, “preliminary feasibility study” or “feasibility study” that pertains to the Xietongmen deposit. A Resource estimate is, by necessity, preliminary in nature and, in the absence of benchmarks established by economic analysis, employs certain assumptions. One of these assumptions is the cut-off grade. The tables below present the quantities and grades of Resources estimated to be present on the Xietongmen Property within the range of cut-off grades to which similar economically exploitable deposits are subject, based on management’s review of comparable deposits. Cut-off grades of 0.3%, 0.5% and 0.7% may not be economic for the Xietongmen Property. Based on Managements review of comparable deposits, resources at cut-off grade of 0.3 percent, 0.5 percent and 0.7 percent may not be economic for the Xiepongmen Property.”

Directors and senior management, page 82

8.                     We note certain of your directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other junior mining companies. Please advise us as to the following:

  The full extent of the relationship of the Company, and its directors, executive officers and other members of management, with these other entities, including the percentage of ownership held by each in the other entity.

We have added this information to the section “Principal Occupation of Current Directors and Officers of Continental”. The tables under each director and officer of Continental show those companies that the director currently is, or was within the past five years, an officer and/or director of (in addition to Continental). The tables also show the amount of securities the Continental director holds in the other companies (that he holds as director or officer position in).

There are no promoters or other members of management that serve as promoters or other members of management of other junior mining companies.

Whether these other entities are engaged in the same line of business in the same geographical areas as the Company.

None of the other companies are engaged in the same line of business in the same geographical areas as Continental. We have added the following disclosure at page 96:

“None of the other companies listed under each Continental director are engaged in the same line of business in the same geographical areas as Continental.”

  The measure(s) that you have instituted to prevent officer and director conflicts of interest other than self-policing, such as whether independent directors or shareholders are required to approve any related party transactions or you have executed non-competition agreements with these offices/directors.

We have revised our disclosure as follows on page 27:

“Most of our directors and officers also serve as directors and officers of other similar companies involved in natural resource development, and they also have shareholdings in other resource companies. In addition, our directors and officers may be in competition with Continental for mineral resource properties. Therefore, there may be situations which involve a conflict of interest. If our directors cause us to enter into transactions in which our officers and/or directors have an interest, we may enter into transactions that are on less favourable terms than would be negotiated with an arms length party.

Most of our directors and officers also serve as directors and officers of other similar companies involved in natural resource development, and they also have shareholdings in other resource companies. In addition, situations may arise where our directors and officers are in competition with Continental. For example, it may occur that mineral resource properties will be offered both to us and to such other companies that our directors and officers have an interest in. As a result, there may be situations which involve a conflict of interest. If our directors cause us to enter into transactions in which our officers and/or directors have an interest, we may enter into transactions that are on less favourable terms than would be negotiated with an arms-length party.

Our directors will attempt to avoid dealing with other companies in situations where conflicts might arise and will at all times use their best efforts to act in our best interests. Any conflicts of interest will be subject to and governed by the law applicable to the directors’ and officers’ conflicts of interest. In the event that a conflict of interest arises at a meeting of Continental’s directors, a director who has such a conflict of interest will abstain from voting for or against the relevant proposal. To reduce the likelihood of conflicts of interest we have independent board members. In addition, all non-arms length transactions are approved by the independent directors. Our directors and officers have not signed non competition agreements. “

The transactions you have consummated with these entities, including the material terms thereof.

Recently, we have undertaken a debt financing with Taseko Mines Limited, a company in the Hunter Dickinson group. For further details and a reference to the disclosure in the Amended F-4, please see our response to comment #2 to the July 28, 2006 Comment Letter above.

In addition, please note the following disclosure on page 100:

“Arrangements with Hunter Dickinson Inc.

Other than the President and CEO, Continental does not have full-time management or employees. HDI provides these services to Continental, pursuant to the Geological Management and Administration Services Agreement with Hunter Dickinson Inc., dated December 31, 1996 (the “Geological Management and Administration Services Agreement”). HDI is a large independent mining exploration group in North America and as of May 31, 2006, employs or retains on a substantially full-time basis, twenty-five geoscientists (of which eleven are professional geologists/PGeo, and two are geological engineers/PEng. and five are PhDs), ten licensed professional mining, mechanical or civil engineers (PEng.), thirteen accountants (including seven CAs and five CMAs or CGAs) and at least 35 administrative and support personnel.”

In addition, we have added the following disclosure on page 95:

“Transactions with Companies Continental’s Directors or Officers hold Directors or Officer Positions In

For all of the companies listed above under each Continental director or officer, that Continental director or officer is not involved in any transactions with the other public company the Continental director or officer serves on.”

State whether the terms of any transaction with these entities are fair to the Company and its disinterested shareholders.

See response to the comment above. In regards to Continental’s transactions with HDI, we have revised our disclosure on page 78 as follows:

“HDI carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of Continental under a 1996 agreement (see “Exhibits”). Continental reimburses HDI on a full cost-recovery basis. Costs for services rendered by HDI to Continental in fiscal 2005 were $1.30 million compared to $0.38 million in fiscal 2004, due to increased activities related to the Xietongmen Property. All transactions Continental enters into with HDI are fair to Continental and its disinterested shareholders.”

Revise your disclosure in each appropriate section to discuss each of the above matters in appropriate detail.

9.                     Please add a risk factor regarding the potential conflicts of interest of the officers and directors that details the information you describe and the material risks associated with such a situation. We may issue further comments.

  We have revised our risk factor dealing with directors and officers conflict of interest. Please see our response to this SEC comment #8 in the bullet above, to describe “The measure(s) that you have instituted to prevent officer and director conflicts of interest other than self-policing, such as whether independent directors or shareholders are required to approve any related party transactions or you have executed non-competition agreements with these officers/directors.”

Fairness Option, dated May 15, 2006

Indicated values of the Xietongmen Deposit, page 17

SEC Comments 10 – 17 below deal with the Fairness Opinion Regarding The Proposed Acquisition of Shares of Great China by Continental Mineral Corporation prepared by Ross Glanville & Associates Ltd, dated May 15, 2006. The Fairness Opinion was amended August 9, 2006.

The information that was in the Fairness Opinion dated May 15, 2006 relevant to “Indicated Values of the Xietongmen Deposit” has been removed in the amended version of the Fairness Opinion. Therefore, we respectfully submit that SEC comments #10 - #17 in the August 3, 2006 Comment Letter are no longer applicable as the section no longer exists in the Fairness Opinion.

We have reproduced the comments here for your ease of reference:

10.                     Disclose and clearly indicate that these are financial models, as opposed to geologic models developed by Westhouse Securities and Blackmont Capital.

11.                     A discounted cash flow may be used for valuation of exploration projects with established reserves; otherwise, a comparable transaction is more appropriate. Provide to our engineering staff, separate from this filing, the geologic reports which established the proven and probable reserves and the measured, indicated and inferred resource estimates used to develop the financial models as prepared by Westhouse Securities and Blackmont Capital.

12.                     Disclose separately the quantities and the quality of the measured, indicated and inferred resources. Tell us if there are additional quantities of other resources (e.g. potential, blue-sky or hypothetical).

13.                     Disclose the competent persons who prepared these reserve/resource estimates.

14.                     Provide to our engineering staff, separate from this filing, the economic and valuation studies used to develop the Capital Costs, Operating Costs, and other economic/operating parameters which established the Net Present Value for this project as prepared by Westhouse Securities and Blackmont Capital.

15.                     Please disclose whether these are preliminary feasibility studies or feasibility level studies.

16.                     Disclose the competent persons who prepared the economic evaluations or valuations.

17.                     Disclose the quantity and quality of inferred resources used to prepare these calculations in the economic and valuation studies. Disclose the amount of other (potential, blue-sky, hypothetical) resources used in this valuation analysis.

We look forward to receiving your comments at your earliest convenience. If you have any questions or concerns with respect to the above, please contact Steve Mathiesen at (604) 691-7415.

Yours truly,

/s/ Steve Mathiesen

Steve Mathiesen
for Lang Michener LLP

SMM/

cc:	Great China Mining Inc.

cc:	Continental Minerals Corporation Attention: Mr. Gerald Panneton